                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1 (A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                          (Amendment No. ____________)1

                          SHAMAN PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          COMMON STOCK $0.001 PAR VALUE
                           (Title of Class Securities)

                               Jean-Noel Julliard
                       Head of Business & Economic Affairs
                                   Lipha s.a.
                               37 rue Saint-Romain
                          69379 Lyon, cedex 08, France
                              011-33-4-72-78-29-08
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 3, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box.



                         (Continued on following pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------

        CUSIP NO. 819319 10                     SCHEDULE 13D
------------------------------------


-------- -----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                              Merck KGaA
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                              (b)

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

                                                                  WC
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                GERMANY
-------- -----------------------------------------------------------------------
--------------------- -------- -------------------------------------------------
  NUMBER OF SHARES       7     SOLE VOTING POWER
 BENEFICIALLY OWNED                                                 0
 BY EACH REPORTING
    PERSON WITH
                      -------- -------------------------------------------------
--------------------- -------- -------------------------------------------------
                         8     SHARED VOTING POWER
                                                                1,744,944
                      -------- -------------------------------------------------
--------------------- -------- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                                                                    0
                      -------- -------------------------------------------------
--------------------- -------- -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                                                1,744,944
--------------------- -------- -------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     1,744,944
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       4.28%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                                                         CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

         This Statement is being filed by Merck KGaA, a Kommanditgesellschaft auf Aktien organized under the laws of Germany ("KGaA" or the "Acquiror") and relates to the purchase by Lipha s.a., a French corporation (collectively with Lipha Lyonnaise Industrielle Pharmaceutique SA, its predecessor prior to an internal reorganization, "Lipha"), of 342,231 shares (the "Shares") of Common Stock, par value $0.001 per share (the "Common Stock") of Shaman Pharmaceuticals, Inc., a Delaware corporation (the "Issuer" or the "Company"). Lipha is a wholly-owned subsidiary of KGaA and KGaA may be deemed to be the beneficial owner of the shares held by Lipha. KGaA is controlled by E. Merck, a German partnership, which holds approximately 74% of the shares of KGaA.

         The class of securities to which this statement on Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 213 East Grand Avenue, South San Francisco, California 94080.

                  Relationship with the Company

         On September 23, 1996, Lipha entered into a five-year collaborative agreement (the "Research & Development Agreement") with the Company to jointly develop the Company's antihyperglycemic drugs. In connection with the Research & Development Agreement, the parties also entered into a Stock Purchase Agreement and Registration Rights Agreement (collectively with the Research & Development Agreement, the "Agreements") providing for Lipha's purchase of Common Stock, as described below, and giving Lipha certain rights to require that its shares of Common Stock be registered under the Securities Act of 1933 after September 23, 1998.

         Pursuant to the Agreements, in exchange for development and marketing rights in all countries except Japan, South Korea and Taiwan, Lipha agreed to provide up to $9.0 million in research payments and up to $10.5 million in periodic equity investments over four years, priced at a 20% premium to a multi-day volume weighted average price of the Company's Common Stock at the time of purchase. On signing the Agreements, Lipha paid the Company a $1.5 million up-front research payment and $3.0 million for the purchase of 388,918 shares of Common Stock. Lipha made additional scheduled purchases of Common Stock, pursuant to the terms of the Agreements, on September 23, 1997 (200,787 shares) and September 23, 1998 (813,008 shares).

         Pursuant to the Research & Development Agreement, the Company agreed, among other things, to allocate between twenty and thirty full time equivalent scientists (as such term is defined in the Research & Development Agreement) to its pharmaceuticals development obligations under the Research & Development Agreement. The Research & Development Agreement provided for additional preclinical and clinical milestone payments to the Company in excess of $10.0 million per compound for each antihyperglycemic drug the Company developed and commercialized. Lipha was to bear all preclinical, clinical, regulatory and other development expenses associated with the compounds selected by Lipha under the Research & Development Agreement. In addition, as products were commercialized by Lipha, the Company would receive royalties on all product sales outside the United States and up to 50% of the profits (if the Company were to exercise co-promotion rights) or royalties on all product sales in the United States. Certain of the milestone payments were to be credited against future royalty payments, if any, due to the Company from sales of products developed pursuant to the Research & Development Agreement. On December 3, 1998, the parties completed a renegotiation of the terms of the Agreements. Under the new terms, the Company forgave $6.0 million in aggregate payments due from Lipha over the remaining term of the original Agreements in exchange for a one-time up-front payment from Lipha of an aggregate of $2.0 million, consisting of a $1 million research payment and a $1.0 million equity investment pursuant to which, on December 3, 1998, Lipha purchased the 342,231 shares of Common Stock to which this Statement relates.

         On February 1, 1999, the Company unilaterally announced that it would immediately cease operations in its pharmaceuticals business and devote most of its efforts to its botanicals business. The parties are currently in negotiations concerning their relationship. Lipha does not know what may result from such negotiations and is currently examining all of its options and remedies.

ITEM 2. IDENTITY AND BACKGROUND

         The Acquiror is a Kommanditgesellschaft auf Aktien organized under the laws of Germany with its principal offices located at Frankfurter Str. 250, D-64293 Darmstadt, Germany. The Acquiror is part of a worldwide operating group of companies in the business sectors of pharmaceuticals, laboratory supplies and services and specialty chemicals. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each of the directors and executive officers of the Acquiror and each general partner of E. Merck is set forth in Schedule A attached hereto and incorporated herein by this reference. During the last five years, neither the Acquiror, E. Merck nor, to the best of the Acquiror's knowledge, any of the persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The full $1.0 million purchase price of the Common Stock to which this Statement relates was paid out of the working capital of Lipha.

ITEM 4. PURPOSE OF TRANSACTION

         The Acquiror views the purchase of shares of Common Stock of the Issuer primarily as an investment incident to its product research and development activities and has no present intention to increase its proportional investment in the Issuer, dispose of its shares of Common Stock or to effect any transaction that would relate to or result in any of the events described in subparagraphs (a) through (j) of this item. Nevertheless, there is substantial uncertainty regarding Lipha's ongoing relationship with the Company and the Acquiror reserves the right to change its investment in the Issuer based upon the results of ongoing discussions between Lipha and the Issuer, the market price of the Common Stock, alternative investment possibilities available to it, its business and research and development strategy and other factors which may emerge from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Lipha owns of record and beneficially 1,744,944 shares of Common Stock and has the sole power to vote and dispose of such shares. Because KGaA is controlled by E. Merck and because Lipha is a wholly-owned subsidiary of KGaA, E. Merck and KGaA may be deemed to be the beneficial owners of the shares held by Lipha. Such shares represented 5.86% of the issued and outstanding shares of Common Stock of the Issuer, based on 29,793,278 shares of Common Stock outstanding as of December 18, 1998. Such shares represent 4.28% of the issued and outstanding shares of Common Stock of the Issuer, based on 40,745,876 shares of Common Stock outstanding as of April 15, 1999. Accordingly, the reporting person's obligation to file reports on
Schedule 13D has terminated.

         Except as set forth herein, there have been no transactions in the Common Stock of the Issuer by the Acquiror or any of the executive officers or directors identified in Schedule A hereto during the 60 days preceding the filing of this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein, the Acquiror (and the executive officers and directors identified in Schedule A hereto) do not have any arrangements, contracts, understandings or relationships (legal or otherwise) with respect to each other or with any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Joint Research and Product Development Agreement dated as of September 23, 1996 between the Company and Lipha (incorporated by reference to exhibit 10.50 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as amended).*

     2. Stock Purchase Agreement dated as of September 23, 1996 between the Company and Lipha (incorporated by reference to exhibit 10.51 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as amended).*

     3. Registration Rights Agreement dated as of September 23, 1996 between the Company and Lipha (attached as Exhibit A to the preceding exhibit).

     4.       Letter Agreement dated December 1, 1998.


* Confidential treatment has been granted with respect to certain portions of these agreements.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 19, 1999
                                       Merck KGaA


                                       By:   /s/ Klaus-Peter Brandis
                                       -----------------------------------------
                                       Name:     Klaus-Peter Brandis
                                       Title:    Departmental Director

                                                                      SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                             MERCK KGAA AND E. MERCK


                  The address of each of the directors, executive officers and general partners listed below is c/o Merck KGaA at its principal offices located at Frankfurter Str. 250, D-64293 Darmstadt, Germany. All individuals listed below are citizens of Germany.


NAME                                           POSITION AND PRINCIPAL OCCUPATION

MERCK KGAA

Dr. Heinrich Hornef                            Chairman, Supervisory Board (Aufsichtsrat); Member of
                                               partners council of SAP, Walldorf, a computer
                                               industry/software company, of Neurottstrasse 16.69190
                                               Germany and of Friatec AG, a machine building/engineering
                                               company, of Steinzeugstrasse 50, 68229 Mannheim, Germany

Flavio Battisti                                Vice Chairman, Supervisory Board (Aufsichtsrat)

Michael Fletterich                             Supervisory Board Member (Aufsichtsrat)

Jon Baumhauer                                  Supervisory Board Member (Aufsichtsrat); Chief Executive
                                               Officer, Matthias Kraus KG, a
                                               beverage manufacturer, of
                                               Mariastrasse 14, 80639 Munchen,
                                               Germany.

Klaus Brauer                                   Supervisory Board Member (Aufsichtsrat)

Prof. Dr. Christoph Clemm                      Supervisory Board Member (Aufsichtsrat)

Dr. Michael Kasper                             Supervisory Board Member (Aufsichtsrat)

Brigitte Niems                                 Supervisory Board Member (Aufsichtsrat)


Dr. Arend Oetker                               Supervisory Board Member (Aufsichtsrat); Member of partners councils of Cognos AG, an
                                               education/counseling company, of
                                               Kielortallee 1, 20144 Hamburg,
                                               Germany, Jungheinrich AG, a
                                               warehousing/transport/service
                                               company of Freidrich-Ebert-Damm
                                               129, 22047 Hamburg, Germany, VAW
                                               Aluminum AG, an aluminum
                                               manufacturer, of
                                               Georg-von-Boeselager-Strasse 25,
                                               53117 Bonn, Germany

Hans Schonhals
                                               Supervisory Board
                                               Member (Aufsichtsrat); Member of
                                               partners councils of Pirelli
                                               Deutschland AG, a tyre-industry
                                               business, of 64741 Breuberg,
                                               Germany, Rohm GmbH, a
                                               plastic-industry/chemistry
                                               company of Kirschenallee, 64293
                                               Darmstadt, Germany

Dr. Gerhard Ziener                             Supervisory Board
                                               Member (Aufsichtsrat); Member of
                                               advisory boards of Benckiser
                                               Holding GmbH, a machine-building
                                               company, of
                                               Ludwig-Bertram-Strasse 8, 67059
                                               Ludwigshafen, Germany and Dohler
                                               GmbH, a good stuffs company, of
                                               Riedstrasse 9, 64295 Darmstadt,
                                               Germany

Peter Zuhlsdorff                               Supervisory Board Member (Aufsichtsrat); Member of partners councils of Deutz AG, a vehicle engineering company, of
                                               Muhlheimer Strasse 107, 51063 Koln, Germany, GFK AG, an
                                               opinion research company, of Nordwestring 101, 90419
                                               Nurnberg, Germany, and Deutsche Hypothekenbank AG, a
                                               banking company, of Taunusanlage 9, 60329 Frankfurt, Germany

Dr. Walter Bardorff                            Director (Direktor)

Prof. Dr. Gerd Bauer                           Director (Direktor)

Dr. Michael Becker                             Director (Direktor)

Dr. Klaus Bofinger                             Director (Direktor)

Rolf Peter Deutsch                             Director (Direktor)

Prof. Dr. Christian Flamig                     Director (Direktor)

Walter Galinat                                 Director (Direktor)


Dr. Jurgen Gehlhaus                            Director (Direktor)

Dr. Hartmut Hartner                            Director (Direktor)

Dr. Ullrich Hanstein                           Director (Direktor)

Dr. Sigmar Herberg                             Director (Direktor)

Dr. Hans-Joachim Lohrisch                      Director (Direktor)

Dr. Ingeborg Lues                              Director (Direktor)

Prof. Dr. Hans-Eckart Radunz                   Director (Direktor)

Dr. Bernd Reckmann                             Director (Direktor)

Dr. Karl Roser                                 Director (Direktor)

Prof. Dr. Erhard Schnurr                       Director (Direktor)

Joachim Szebel                                 Director (Direktor)

Jurgen Schupp                                  Director (Direktor)

Dr. Gregor Wehner                              Director (Direktor)

Ernst-Jorg Zehelein                            Director (Direktor)

Walter Zywottek                                Director (Direktor)

York Bernau                                    Departmental Director (Abteilungsdirektor)

Rudolf Bracher                                 Departmental Director (Abteilungsdirektor)

Klaus-Peter Brandis                            Departmental Director (Abteilungsdirektor)

Dr. Jurgen Eichler                             Departmental Director (Abteilungsdirektor)

Dr. Rolf Fohring                               Departmental Director (Abteilungsdirektor)

Winfried Muller                                Departmental Director (Abteilungsdirektor)

Friedrich Schmitt                              Departmental Director (Abteilungsdirektor)

Gerhard Weber                                  Departmental Director (Abteilungsdirektor)

E. MERCK

Prof. Dr. Hans Joachim Langmann                Executive Board Member (Geschaftsleitung), E. Merck;

                                               general partner, E. Merck


Wolfgang Hohn                                  Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck; Director of VWR Scientific
                                               Products Corp. ("VWR"), 49.89% of the shares of which are
                                               owned by Merck KGaA

Dr. Michael Romer                              Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck

Prof. Dr. Bernhard Scheuble                    Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck

Prof. Dr. Thomas Schreckenbach                 Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck

Dr. Harald J. Schroder                         Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck; Chairman, Board of Directors of
                                               EM Industries Incorporated, an indirect subsidiary of Merck
                                               KGaA, of 7 Skyline Drive, Hawthorne, NY 10532; Director of
                                               VWR

Dr. Johannes Sombroek                          Executive Board Member (Geschaftsleitung), E. Merck;
                                               general partner, E. Merck

Jon Baumhauer                                  Chairman, Partners Council, E. Merck; see also, entry under
                                               Merck KGaA

Dr. Heinrich Hornef                            Partners Council Member, E. Merck

Karl-Heinrich Kraft                            Partners Council Member, E. Merck

Albrecht Merck                                 Partners Council Member, E. Merck

Dr. Arend Oetker                               Partners Council Member, E. Merck

Dr. Frank Stangenberg-Haverkamp                Partners Council Member, E. Merck

Dr. Gerhard Ziener                             Partners Council Member, E. Merck

Peter Zuhlsdorff                               Partners Council Member, E. Merck

Prof. Dr. Christoph Clemm                      Partners Council Member, E. Merck; see also, entry under
                                               Merck KGaA


                                              EXHIBIT INDEX


  Exhibit                                      Description                                        Page.

     1.       Joint Research and Product  Development  Agreement  dated as of September 23,
              1996 between the Company and Lipha (incorporated by reference to exhibit 10.50 to the Company's Quarterly Report on Form 10-Q for
              the quarter ended September 30, 1996, as amended).*

     2. Stock Purchase Agreement dated as of September 23, 1996 between the Company and Lipha (incorporated by reference to exhibit 10.51 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as amended).*

     3.       Registration  Rights  Agreement  dated as of  September  23, 1996 between the
              Company and Lipha (attached as Exhibit A to the preceding exhibit).

     4.       Letter Agreement dated December 1, 1998.


* Confidential treatment has been granted with respect to certain portions of these agreements.